Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (617) 663-6164

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Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com

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December 19, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

         Attn:    Mr. H. Christopher Owings

         Re:      Planetlink Communications, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  File No. 0-31763

Dear Mr. Owings:

I am securities counsel for Planetlink Communications, Inc. (the "Company"). Set forth below is the Company's response to the Staff's comment.

Proposal Two

Comment 1.  We note your response to comment 2 in our letter dated November
            14, 2006, whereby you revised your document to state, "We have no definitive plans to acquire any additional businesses at the present time; however we may use our cash or our stock to acquire coin laundry facilities at some point in the future" and "We have no present agreements to acquire any such businesses." Please confirm to us, if true that you currently are not engaged in any negotiations or otherwise have no specific plans, regardless of whether you have yet to enter into a definitive agreement, to acquire a business using the additional authorized shares for which you seek approval. In the alternative, to the extent that any of the additional authorized common shares will be used for any planned or specified acquisition, it would appear that Items 11, 13 and 14 of
            Schedule 14A would be applicable.

Response 1. The Company confirms that it is not currently engaged in any negotiations and does not otherwise have specific plans to acquire a business using the additional authorized shares for which it seeks approval.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                     Regards,

                                     /s/ Amy M. Trombly

                                     Amy M. Trombly

                                     Counsel for Planetlink Communications, Inc.

cc:   Planetlink Communications, Inc.